UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*
Haleon plc
(Name of Issuer)
Ordinary Shares, nominal value £0.01 per share
American Depositary Shares, each representing two Ordinary Shares
(Title of Class of Securities)
405552100**
(CUSIP Number)
Margaret M. Madden, Esq.
Senior Vice President and Corporate Secretary,
Chief Governance Counsel
Pfizer Inc.
66 Hudson Boulevard East
New York, New York 10001-2192
(212) 733-2323
Copy to:
Jacob A. Kling, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 21, 2024
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
**    This CUSIP applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares. No CUSIP has been assigned to the Ordinary Shares.

1		NAMES OF REPORTING PERSONS Pfizer Inc. (“Pfizer” or the “Reporting Person”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,062,236,079 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,062,236,079 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,062,236,079 Ordinary Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%(1)(2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)    Includes (1) 197,228,952 restricted American Depositary Shares held by Pfizer, representing 394,457,904 Ordinary Shares, nominal value £0.01 per share (“Ordinary Shares”), of Haleon plc (the “Issuer”), and (2) 1,667,778,175 Ordinary Shares held on behalf of Pfizer by Pfizer’s nominee. See Item 5.
(2)    Based upon 9,132,301,104 Ordinary Shares outstanding, being the aggregate number of Ordinary Shares outstanding following the cancellation of the 102,272,727 Ordinary Shares repurchased by the Issuer in the Share Buyback (as defined herein), as reported by the Issuer on its prospectus supplement filed with the Securities and Exchange Commission on March 19, 2024 pursuant to Rule 424(b)(1) under the Securities Act of 1933, as amended.

Explanatory Note

The following constitutes Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by Pfizer Inc. (“Pfizer” or the “Reporting Person”) on July 27, 2022, as amended by Amendment No. 1 on February 1, 2023, Amendment No. 2 on May 15, 2023, Amendment No. 3 on September 11, 2023, Amendment No. 4 on October 10, 2023, Amendment No. 5 on January 19, 2024 and Amendment No. 6 on March 19, 2024 (the “Schedule 13D”). This Amendment No. 7 amends and supplements the Schedule 13D as specifically set forth herein. Except as set forth herein, the Schedule 13D is unmodified. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 5. Interest in Securities of the Issuer.
The first, second and third paragraphs of Item 5 of the Schedule 13D are hereby superseded by the following paragraphs:
(a)-(b) As of the date of this Schedule 13D, following the March 2024 Secondary Offering and the March 2024 Share Buyback (each as defined in Item 6), Pfizer is the beneficial owner of 2,062,236,079 Ordinary Shares (including interests in Ordinary Shares held indirectly through holdings of Restricted ADSs), which represents approximately 22.6% of the Issuer’s outstanding Ordinary Shares. Pfizer’s beneficial ownership is composed of (i) 197,228,952 Restricted ADSs held by Pfizer, representing 394,457,904 Ordinary Shares, issued under a restricted American Depositary Receipts facility with the Depositary, and (ii) 1,667,778,175 Ordinary Shares held on behalf of Pfizer by Pfizer’s nominee. The beneficial ownership percentage reported herein was calculated based on 9,132,301,104 Ordinary Shares outstanding, being the aggregate number of Ordinary Shares outstanding following the cancellation of the 102,272,727 Ordinary Shares repurchased by the Issuer in the Share Buyback, as reported by the Issuer on its prospectus supplement filed with the Securities and Exchange Commission on March 19, 2024 pursuant to Rule 424(b)(1) under the Securities Act of 1933, as amended.
The number of Ordinary Shares (including interests in Ordinary Shares held indirectly through holdings of Restricted ADSs) as to which the Reporting Person has the sole power to vote or direct the vote is 2,062,236,079. The number of Ordinary Shares (including interests in Ordinary Shares held indirectly through holdings of Restricted ADSs) as to which the Reporting Person shares the power to vote or direct the vote is zero. The number of Ordinary Shares (including interests in Ordinary Shares held indirectly through holdings of Restricted ADSs) as to which the Reporting Person has the sole power to dispose or direct the disposition is 2,062,236,079. The number of Ordinary Shares (including interests in Ordinary Shares held indirectly through holdings of Restricted ADSs) as to which the Reporting Person shares the power to dispose or direct the disposition is zero.
(c) The responses to Items 4 and 6 of this Schedule 13D are incorporated by reference herein. Except as described herein, Pfizer has not acquired or disposed of any Ordinary Shares, Restricted ADSs, Unrestricted ADSs or other securities of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information set forth under the captions “Share Purchase Deed” and “March 2024 Secondary Offering” within Item 6 of the Schedule 13D is hereby amended and restated as follows:
Share Purchase Deed
On September 11, 2023, Pfizer and the Issuer entered into a share purchase deed (the “September 2023 Share Purchase Deed”) providing a framework for the Issuer to make certain off-market purchases of Ordinary Shares from Pfizer (or its nominees) on such number of occasions as Pfizer and the Issuer may agree in conjunction with any future offer or sale of Ordinary Shares by Pfizer (or its nominees) (excluding, for the avoidance of doubt, any sale of Ordinary Shares to the Issuer pursuant to the September 2023 Share Purchase Deed). Off-market purchases consummated under the September 2023 Share Purchase Deed will take place at such prices, in such numbers and otherwise on the terms and conditions set forth in the September 2023 Share Purchase Deed and in certain notices contemplated thereby. The September 2023 Share Purchase Deed does not obligate either party to purchase or sell any Ordinary Shares and, in furtherance thereof, provides that either Pfizer or the Issuer (acting in its absolute discretion) may decline to participate in any proposed off-market purchase, in each case, subject to the terms and conditions set forth therein.

Subject to the terms and conditions of the September 2023 Share Purchase Deed, in connection with the March 2024 Secondary Offering, the Issuer purchased 102,272,727 Ordinary Shares from Pfizer, having an aggregate purchase price of approximately £315 million (approximately $400 million) (such transaction, the “March 2024 Share Buyback”). The purchase price per Ordinary Share in the March 2024 Share Buyback was equal to the public offering price per Ordinary Share in the March 2024 Secondary Offering of £3.08 per Ordinary Share. The March 2024 Share Buyback was conditioned on, among other things, the closing of the March 2024 Secondary Offering. The March 2024 Share Buyback closed on March 21, 2024.
The foregoing description of the September 2023 Share Purchase Deed does not purport to be complete and is qualified in its entirety by reference to the actual terms of such agreement, which is filed as Exhibit 99.1 to Amendment No. 3 and is incorporated by reference herein.
March 2024 Secondary Offering
On March 19, 2024, in connection with the previously disclosed global secondary offering comprised of an underwritten public offering in the United States and a concurrent underwritten offering outside the United States to qualifying investors for purposes of, and in accordance with, applicable local laws and regulations in the jurisdictions in which such offer was made, of 790,554,820 Ordinary Shares, of which 594,000,000 were Ordinary Shares and 196,554,820 were Ordinary Shares in the form of Unrestricted ADSs, Pfizer and the Issuer entered into an underwriting agreement with Citigroup Global Markets Inc., Citigroup Global Markets Limited, Morgan Stanley & Co. LLC, Barclays Bank plc, Barclays Capital Inc., J.P. Morgan Securities LLC, J.P. Morgan Securities PLC, UBS AG, London Branch and UBS Securities LLC as representatives of the several underwriters named therein (such agreement, the “March 2024 Underwriting Agreement”). The March 2024 Secondary Offering was pursuant to an automatic shelf registration statement on Form F-3 (File No. 333-273103) filed by the Issuer on July 3, 2023. The public offering price in the March 2024 Secondary Offering was $7.85 per Unrestricted ADS and £3.08 per Ordinary Share. Immediately prior to the closing of the March 2024 Secondary Offering, Pfizer surrendered 98,277,410 Restricted ADSs to the Depositary in exchange for the issuance of Unrestricted ADSs, which were sold in the March 2024 Secondary Offering. The March 2024 Secondary Offering closed on March 21, 2024.
In connection with the March 2024 Secondary Offering, on March 19, 2024, Pfizer entered into a lock-up agreement with Citigroup Global Markets Inc., Citigroup Global Markets Limited and Morgan Stanley & Co. LLC (the “March 2024 Lock-Up Agreement”), pursuant to which and subject to customary exceptions, Pfizer has agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares, Restricted ADSs or Unrestricted ADSs beneficially owned by Pfizer or any other securities convertible into or exercisable or exchangeable for any of the foregoing, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Ordinary Shares, Restricted ADSs or Unrestricted ADSs, for a period of 90 days after the date of the final prospectus relating to the March 2024 Secondary Offering.
The foregoing descriptions of the March 2024 Underwriting Agreement and the March 2024 Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the actual terms of such agreements, which were filed as Exhibit 99.1 and Exhibit 99.2 to Amendment No. 6 and are incorporated by reference herein.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 22, 2024
PFIZER INC.
By:    /s/ Susan Grant
Name:  Susan Grant
Assistant Secretary